

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2018

Scott Sozio
Chief Executive Officer
MTech Acquisition Holdings Inc.
10124 Foxhurst Court
Orlando, FL 32836

> **Re: MTech Acquisition Holdings Inc.**
> **Registration Statement on Form S-4**
> **Filed November 7, 2018**
> **File No. 333-228220**

Dear Mr. Sozio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed November 7, 2018

Summary Term Sheet
Parties in the Business Combination, page 9

1.   Please provide a description of your Sponsor, MTech Sponsor LLC, and its relationship to your management and principal stockholders.

Questions and Answers About the Proposals
Q. Why am I receiving this proxy statement/prospectus?, page 18

2.   Please clarify the effect the Business Combination will have on the public MTech Acquisition Corp. ("MTech") warrants. Your disclosure indicates that "outstanding MTech warrants, by their terms, will automatically convert into warrants to purchase an equal number of shares of MTech Holdings' common stock." Please indicate that the

MTech warrants will be exchanged for MTech Acquisition Holdings Inc. ("MTech Holdings") warrants and the public MTech warrants will be cancelled upon the close of the Business Combination. Also, tell us whether MTech will file a Form 15 for the public Class A common stock, warrants, and units and whether you will file a Form 8-A for the newly issued MTech Holdings common stock and warrants.

Q: What equity stake will current stockholders of MTech and the Sellers hold in MTech Holdings after the Closing?, page 19

3.   Please discuss the impact of the MTech Class B stockholders, also known as Founder Shares, on the vote of the transaction and the Business Combination. For example, clarify that Class B stockholders have the right to vote for the Business Combination and that the Class B shares will convert to Class A shares at the close of the Business Combination and be exchanged for shares of MTech Holdings. We note that that the conversion of the Class B shares to Class A shares provides that Class B stockholders will hold 20% beneficial ownership of MTech.

What Will Happen in the Business Combination, page 19

4.   You explain that holders of unvested profit interest units of MJ Freeway LLC ("MJF") will receive pro-rata shares of MTech Holdings as part of the Business Combination transaction, but these MTech Holdings shares will continue to be unvested until they meet the vesting criteria even after the close of the Business Combination. Please describe the vesting criteria for these unvested profit interest units and quantify how many common stock shares of MTech Holdings will be issued in exchange for them.

Unaudited Pro Forma Combined Financial Information
Pro Forma Adjustments to the Unaudited Combined Statements of Operations, page 53

5.   Please reconcile the explanation of column (C) indicating that the MJF data is for the twelve months ended June 30, 2018 to the disclosure in your introduction to the pro forma financial information on page 46 indicating the data is for the twelve months ended December 31, 2017.

6.   In pro forma adjustment (5), please further explain the assumptions you used in computing pro forma weighted average shares outstanding and address the following:

•   Explain why the public shares expected to be redeemed under Scenario 2 appear to be included in your computation of weighted average shares outstanding as of December 31, 2017; and

•   Describe how you computed the number of MTech shares issued in the Mergers.

<u>Merger Consideration, page 81</u>

7.   Please provide a more detailed description of the closing adjustments of the $70 million in merger consideration to be provided to MJF unit holders. You reference a net capital adjustment, a target capital adjustment and an indebtedness adjustment. Please clarify the mechanics of these adjustments as to how they would be calculated, and clarify the types of indebtedness that would result in such an adjustment.

<u>Background of the Business Combination, page 86</u>

8.   You indicate that MTech engaged the technology consulting firm Thought Ensemble to provide a report with recommendations on how to improve MJF's platform and processes. You further indicate that meetings or conference calls were held by MTech with representatives of Thought Ensemble to review and discuss its final report. Please revise to provide more details of these discussions with Thought Ensemble. Clarify whether MTech's board of directors considered the final report by Thought Ensemble to be a material factor in approving the Business Combination. If so, please provide a summary of the report, including the recommendations communicated to MTech's board.

9.   This section references MTech receiving various information from MJF such as an in-depth investor presentation, access to a data room, preliminary financials and other business information, and an annual budget and financial projections. This information was provided on April 6, April 26, June 25, and August 10, 2018, respectively. Please revise to provide a description of the substance of the financial information provided to MTech, to the extent material, and used by MTech's board as a material factor in its consideration to approve the Business Combination.

10.   On August 28, 2018, MTech management agreed to raise the value of the merger consideration to $70 million, in part, due to the Series C financing and "change in public market activity in the cannabis industry." Please provide more details as to the prior negotiations of the merger consideration, including the prior amount(s) that was being discussed and/or negotiated before the August 28, 2018 meeting. In addition, please clarify what you mean by "change in the public market activity in the cannabis industry" and clarify the value of the MJF based on the Series C financing.

<u>The Business Combination Proposal</u>
<u>MTech's Board of Directors' Reasons for the Approval of the Business Combination, page 92</u>

11.   Please clarify whether the MTech board performed a valuation of MJF and whether such an evaluation of MJF's valuation was a material reason the board considered to approve the Business Combination. We note that on page 66, you disclose that the MTech board did not hire an third-party investment firm to provide a fairness opinion, but the "fair market value of MJF has been determined by MTech's board of directors based upon standards generally accepted by the financial community, such as potential sales, earnings and cash flow, and the price for which comparable businesses or assets have been

valued." To the extent that the MTech board performed a valuation of MJF, please revise to disclose the methodology used by the MTech board and analysis performed, including specific financial information and projections provided by MJF management.

Sources and Uses of Funds for the Business Combination, page 96

12.   You disclose that you will receive between $10.4 million and $63.4 million in cash proceeds from the SPAC trust as "Cash to Balance Sheet" if the Business Combination is consummated. Throughout your registration statement, you reference such proceeds to be used as part of the MJF's "growth strategy." On pages 61 and 62, you disclose such a growth strategy would include organic initiatives and potential acquisitions. Please describe in more detail what MJF's growth strategy involves and how it will use proceeds from the trust for the components and initiatives of your growth strategy. Further, please clarify whether the growth strategy of MJF as communicated to MTech as disclosed on page 88 has changed since the Business Combination proposal has been voted by MTech's board.

The Charter Amendments Proposal, page 101

13.   In your table of the summary of principal changes between the certificates of incorporation of MTech and MTech Holdings subject to the Charter Amendments Proposal, you indicate that the MTech charter is silent as to the forum for stockholder lawsuits. This appears to be inconsistent with your disclosure on page 155 which indicates that MTech has an exclusive forum of Delaware courts for stockholder lawsuits. Please revise to reconcile and clarify how the exclusive forum provision of MTech Holdings differs from the exclusive forum provision of MTech. Further, clarify whether either exclusive forum provision excludes stockholders from suing in federal court for claims under the federal securities laws.

14.   With respect to your Forum Selection and Corporate Opportunity changes in the MTech Holdings certificate, please add a risk factor that addresses the effect of these changes on investors. Your discussion of the Corporate Opportunity charter amendment should address the conflicts of interest that may result from the provision as it relates to your prospective management's outside activities.

Information About MJF
General, page 122

15.   On page 122, you describe MJF as the "largest cannabis technology company providing Software-as-a-Service (SaaS) to the cannabis industry." Please clarify how you determined that you are the "largest" provider and explain upon what basis do you make this claim. We note similar language on pages 12, 35, and 92. It is unclear, for example, whether you are the largest provider in the industry by market share derived by revenues.

16.   Please provide more information as to the nature of your clients under the Commercial Software and Consulting Services areas, such as whether you have a concentration in terms of size, type or geographic locations that is material in nature. To the extent that it is material, identify the two states in the United States where medical marijuana is legalized in which you do not provide products and services.

Leaf Data Systems, page 123

17.   Please disclose the material terms of your agreements, including duration and termination provisions, with the government agencies in Pennsylvania and Washington. We note that the Leaf Data Systems products represented 43% of your revenue for the fiscal year ended June 30, 2018 and you only have 2 customers.

18.   On page 61, you provided a risk factor noting that you are dependent on third-party service providers for some services and applications. On page 147, you attribute increased cost of revenue for the fiscal year ended June 30, 2018 to costs related to a patient registry product and integration provided by Oracle. To the extent material, please provide a description of your arrangements with third-party service providers and how much of your platform is derived from other sources. Please clarify if your arrangements with Oracle involve material agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations of MJF Products and Services, page 144

19.   Please clarify how you generate revenues from your Commercial Software and Consulting Services. To the extent material, please provide more information regarding the factors that drive the revenue growth in these areas, such as the number of customers or key performance indicators.

Beneficial Ownership of Securities, page 160

20.   Please clarify the natural person(s) that hold voting and/or investment power over the shares that will be beneficially owned by M&J Special Investments LLC and SV MJF Investors LP.

Signatures, page 175

21.   Your registration statement must be signed by your chief accounting officer or controller and a majority of your of directors. Please refer to Instruction 1 to the Signatures section of Form S-4. To the extent an individual performs more than one role, please indicate so in the titles by their respective signature.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Scott Sozio
MTech Acquisition Holdings Inc.
December 4, 2018
Page 6

 Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 You may contact Melissa Walsh, Staff Accountant, at 202-551-3224 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at 202-551-3297 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Tamar Donikyan, Esq.